UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January and February, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

April 6, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR RECEIVES PROVISIONAL APPROVAL FROM THE DEPARTMENT OF NATURAL RESOURCES FOR ITS LAND SURVEY AT CONTACT LAKE

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has  been advised by the Surveyor-General’s office of the Department of Natural Resources that the legal survey to lease at Contact Lake has been provisionally approved. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT, on behalf of the Company. The total survey area consists of 1801.83 hectares (4,452.37 acres) and includes the Company’s Contact Lake Mine site. The Contact Lake Mine is situated within the survey area and is a former past producer of silver and high grade uranium. The Contact Lake mine formerly produced 627,000 ounces of silver and 6,933 pounds of uranium between 1934 and 1979.

CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake project is located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and is 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake project and surrounding area is over 51,473.96 acres in size.  The Contact Lake Project is located 5 kilometers from two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high grade uranium.  The Contact Lake Mineral belt encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of five former past producing silver and uranium mines in the area.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. Alberta Star is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region. The Contact Lake Mineral Belt is approximately 15 kilometers long and has been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions located anywhere in the world. The current spot price for uranium is now $41.00 US per pound as of April 6, 2006.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.